RESTATED
OPERATING AGREEMENT
OF
PAOLI CHEESE FACTORY ASSOCIATION LLC

a Wisconsin limited liability company

Table of Contents

OPERATING AGREEMENT
OF
PAOLI CHEESE FACTORY ASSOCIATION LLC

THIS AGREEMENT of (Paoli Cheese Factory Association LLC) (the "Company") is made as of November 11, 2021 by and between Nicolaas Mink, Scott Forester, Neil Prendergast, Caleb France and David Rodriguez (collectively, the "Members," and individually, a "Member"). Capitalized terms used in this Agreement without definition shall have the meanings assigned to them in Exhibit A, attached.

This amendment restates in its entirety the original Operating Agreement of the Company, executed September 14, 2021.

R E C I T A L S

Paoli Cheese Factory Association LLC was formed when the executed Articles of Organization, a copy of which is attached to this Agreement and incorporated by this reference, were filed with the Wisconsin Department of Financial Institutions as provided in the Wisconsin Limited Liability Company Act, Wis. Stats. Ch. 183 (the "Act"); and

The Members wish to enter into this Agreement for the purposes of providing the rights, obligations, and restrictions contained in this Agreement and otherwise to govern the operations and management of the Company.

NOW, THEREFORE, in consideration of the mutual promises made in this Agreement, the Members agree as follows:

ARTICLE I
General Provisions

Section 1.1. Name. The name of the Company is Paoli Cheese Factory Association LLC.

Section 1.2. Registered Agent.

(a) Initial Registered Agent. The Company's registered agent shall be Nicolaas Mink.

(b) Changes. The Board of Directors (as defined in Section 6.2, below) shall appoint a new registered agent and change the registered office, if appropriate, if: (i) the then current registered agent resigns or (ii) the Board of Directors determines to make an appointment or change in the registered agent.

(c) Filing upon Change. Upon the appointment of a new registered agent or the change of the registered office, the Board of Directors shall file or cause the filing of the document required by the Act as appropriate to the circumstances.

Section 1.3. Purpose. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental to those acts or activities.

Section 1.4. Term. Unless dissolved earlier under the terms of this Agreement, the Company shall exist perpetually.

ARTICLE II
Capital Contributions

Section 2.1. Initial Contribution and Units. The Members shall contribute the amounts set forth on Exhibit B attached to this Agreement as their initial Capital Contributions, which shall initially entitle them to the number of Units set forth on Exhibit B, attached to this Agreement (the "Units").

Section 2.2. Classes of Units. The Company's membership units shall consist of three (3) classes, designated as "Proprietor Units," "Association Units" and "Supporter Units" and sometimes collectively referred to as "Units." The Company's Units shall be issued in such numbers and for such consideration as the Board of Directors shall determine.

(a) Proprietor Units. The Company may issue Proprietor Units to any person, as determined by the Board of Directors. A Member holding Proprietor Units may also hold Association Units.

(b) Association Units. The Company may issue Association Units to any person, as determined by the Board of Directors. A Member holding Association Units may also hold Proprietor Units.

(c) Supporter Units. The Company may issue Supporter Units to any person, as determined by the Board of Directors. A Member holding Supporter Units may also hold Association Units. Supporter Units are subject to the Company's Call Option as set out in Section 7.7.

(d) Additional Classes of Units. The Board of Directors may amend this Agreement to create additional classes of membership units, establish the terms and rights thereof, determine to whom and for what consideration such units shall be issued, and issue such units.

Section 2.3. Voting Rights. Each Member holding Proprietor Units shall be entitled to one vote per Proprietor Unit on all matters to be acted on by the Members holding Proprietor Units, and each Member holding Association Units shall be entitled to one vote per Association Unit on all matters to be acted on by the Members holding Association Units. Supporter Units shall have no voting rights. Except as otherwise provided in this Agreement, each Member holding Proprietor or Association Units is entitled to vote the Member's Units on all matters to be acted on by the Members, regardless of the class of Units held. Members' rights to elect directors shall be as stated in Section 6.2, below.

Section 2.4. Distributions. Each Proprietor and each Association Unit shall be entitled to distributions, when and as declared by the Board of Directors and as provided in this Agreement, on an equal basis.

Section 2.5. Additional Capital Contributions. The Members shall not be required to make any additional Capital Contributions or loans to the Company.

Section 2.6. Return of Capital. No Member is entitled to withdraw or resign from the Company, to receive a return of any part of the Member's Capital Contribution, to receive any distribution, or to receive a repayment of any balance in the Member's Capital Account, as defined in Section 3.1, below, except as expressly provided in this Agreement. No Member has the right to demand that distributions be in kind. No Member will be paid interest on any Capital Contribution or on the Member's Capital Account.

Section 2.7. Liability for Company Obligations. Except as otherwise provided under applicable law, no Member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. No Member shall be obligated to restore a Capital Account deficit.

ARTICLE III
Capital Accounts

Section 3.1. Capital Accounts. There shall be established and maintained with respect to each Member a capital account ("Capital Account") in accordance with the following:

(a) Credits. Each Member's Capital Account shall be increased by (1) the Member's Capital Contributions, (2) the Member's allocable share of Profits pursuant to Article V, below, and (3) the amount of any debt of the Company that is assumed by the Member or that is secured by any property distributed to the Member.

(b) Debits. Each Member's Capital Account shall be decreased by (1) the amount of cash and the Asset Value of any property distributed to the Member, (2) the Member's allocable share of Losses pursuant to Article V, below, and (3) the amount of any debt of the Member that is assumed by the Company or secured by any property contributed by the Member to the Company.

(c) Transfers. If any Member assigns all or any part of the Member's Units in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent the Capital Account relates to the transferred Units.

Section 3.2. Interpretation. The provisions of Section 3.1, above, and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with section 1.704-1(b) of the Treasury Regulations, the terms and requirements of which are incorporated in this Agreement by reference, and shall be interpreted and applied in a manner consistent with those terms and requirements.

ARTICLE IV
Distributions

Section 4.1. Current Distributions.

(a) Current Tax Distributions. To the extent permitted by law and consistent with the Company's obligations to its creditors as determined by the Board of Directors, the Company shall make Tax Distributions on or before the Tax Distribution Dates unless the Company's President reasonably determines that the Company will not allocate any federal taxable income to any of its Members for that calendar year. The aggregate amount of the Tax Distribution made with respect to any given Tax Distribution Date shall be the product of (i) the Company's estimated federal taxable income under the provisions of the Internal Revenue Code (the "Code"), for the Fiscal Period ending on the last day of the calendar month immediately preceding the Tax Distribution Date and commencing on the first day of the calendar month that includes the immediately previous Tax Distribution Date, multiplied by (ii) the applicable Tax Rate. Notwithstanding the foregoing, to the extent the Company has had an estimated federal taxable loss for any prior Fiscal Period in that Fiscal Year, the amount in clause (i), above, shall be reduced by that portion of the loss remaining after reducing taxable income for prior Fiscal Periods in the Fiscal Year for the loss. Each Member shall receive a Tax Distribution proportional to the amount of federal taxable income to be allocated to the Member pursuant to Article V, below.

(b) Additional Tax Distributions. If any income tax return of the Company, as a result of an audit or otherwise, reflects items of income, gain, loss, or deduction that are different from the amounts estimated pursuant to Section 4.1(a), above, with respect to a Fiscal Year in a manner that results in additional income or gain of the Company being allocated to the Members, an additional Tax Distribution shall be made under the principles of Section 4.1(a), above, to the Members (or former Members) who are allocated the additional income or gain, except that (i) the last day of the calendar month in which the adjustment occurs shall be treated as a Tax Distribution Date, (ii) the amount of the additional income or gain shall be treated as the Company's federal taxable income, and (iii) the applicable Tax Rate shall be that which applied for the Fiscal Period to which the additional income or gain relates.

(c) Cash Available for Distribution. When and as approved by the Board of Directors, Cash Available for Distribution shall be distributed to the Members in proportion to the number of Units held during the Fiscal Period to which the distribution relates.

Section 4.2. Liquidating Distributions. If the Company is liquidated pursuant to Article IX, below, the assets to be distributed pursuant to Section 9.5(d)(iii), below, shall be distributed to the Members in accordance with their Capital Account balances, after making the adjustments for allocations under Article V, below, up to and including the date of the liquidating distribution.

Section 4.3. Tax Withholding. To the extent the Company is required to make any withholding or estimated tax payments to any taxing authority on behalf of a Member, such payment or withholding shall be considered a distribution to the Member on whose behalf such payment or withholding was made. The Company shall reduce the amount of distributions (whether a Tax Distribution or otherwise) to such Member in an amount equal to such payment or withholding related to any particular Fiscal Period.

ARTICLE V
Allocation of Profits and Losses

Section 5.1. Allocation of Profits and Losses. Except as provided in Sections 5.2 and 5.4(d), below, Profits and Losses shall be allocated among the Members in proportion to the number of Units held during the Fiscal Period.

Section 5.2. Regulatory Allocations. This Agreement shall be deemed to contain provisions relating to "minimum gain chargeback," "nonrecourse deductions," "qualified income offset," "gross income allocations," and any other provision required to be contained in this Agreement pursuant to the Treasury Regulations promulgated under section 704(b) of the Code (the "Section 5.2 Allocations"), other than any requirement that a Member be required to contribute to the Company an amount equal to any deficit in the Member's Capital Account.

Nonrecourse deductions shall be allocated using the same method as other items of income or loss are allocated to the Members.

No allocation of Loss shall be made to a Member if the allocation would result in a negative balance in the Member's Capital Account in excess of the amount the Member is deemed obligated to restore pursuant to the penultimate sentences of sections 1.704-2(g)(1) and (I)(5) of the Treasury Regulations. If there is a negative balance in the Member's Capital Account in excess of the amount(s) set forth above, the Member shall be allocated income and gain in the amount of that excess as quickly as possible. Any Loss that cannot be allocated to a Member pursuant to the restrictions contained in this paragraph shall be allocated to other Members.

The Section 5.2 Allocations are intended to comply with the Treasury Regulations promulgated under section 704(b) of the Code. The other provisions of this Article V notwithstanding, the Section 5.2 Allocations shall be taken into account in allocating other Profits, Losses, and items of income, gain, and deduction among the Members so that, to the extent possible, the net amount of the allocations of other Profits, Losses, and other items and the Section 5.2 Allocations to each Member shall equal the net amount that would have been allocated to each such Member if the Section 5.2 Allocations had not occurred.

Section 5.3. Other Allocation Rules.

(a) Transfer of Units. If a Member transfers all or any portion of the Member's Units pursuant to this Agreement during any Fiscal Period, the Profits (or Losses) allocated to the Members for each such Fiscal Period shall be allocated among the Members in proportion to their respective Units from time to time during the Fiscal Period, in accordance with section 706 of the Code, using any convention permitted by law and selected by the Board of Directors or Officers.

(b) Determination of Allocable Amounts. The Profits, Losses, or any other items allocable to any Fiscal Period shall be determined on a daily, monthly, or other basis, as determined by the Board of Directors or Officers, using any permissible method under section 706 of the Code and the Treasury Regulations under that section.

Section 5.4. Tax Allocations.

(a) Capital Contributions. In accordance with section 704(c) of the Code and the Treasury Regulations under that section, income, gain, loss, and deduction with respect to any contribution to the Company's capital shall, solely for tax purposes, be allocated among the Members using the Traditional method so as to take account of any variation between the property's adjusted basis to the Company for federal income tax purposes and its initial Asset Value.

(b) Adjustment of Asset Value. If the Asset Value of any Company asset is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the asset's adjusted basis for federal income tax purposes and its Asset Value as so adjusted in the same manner as under section 704(c) of the Code and the Treasury Regulations under that section.

(c) Elections. Any elections or other decisions relating to the allocations shall be made by the Board of Directors or Officers in any manner that reasonably reflects the purpose and intent of this Agreement.

(d) Imputed Interest. To the extent the Company has interest income or deductions with respect to any obligation of or to a Member pursuant to section 483, sections 1271–1288, or section 7872 of the Code, the interest income or deductions shall be specially allocated to the Member to whom the obligation relates.

ARTICLE VI
Management of the Company and Actions by Members

Section 6.1. Authority and Powers of the Board of Directors.

(a) Authority and Powers in General. Except to the extent otherwise provided in this Agreement, the business of the Company shall be managed by the Board of Directors, and no Member shall have any right or power to take part in the management or control of the Company or its business. Except as the Board of Directors' authority may be limited as set forth in this Agreement, the Board of Directors shall have full and complete authority to manage the business of the Company, to make all decisions regarding those matters, and to perform all other acts customary or incident to the management of the Company's business. Members have the right to vote only on those matters expressly set forth in this Agreement or as required by the Act. The Board of Directors shall be elected by the Members in accordance with Section 6.2, below.

(b) Certain Authority and Powers. Without limiting the generality of Section 6.1(a), above, the Board of Directors shall have the authority to:

(i) Establish reserves and thereafter maintain such reserves in such amounts as the Board of Directors deems appropriate;

(ii) Directly or through the Company's subsidiaries, purchase sell or lease real estate;

(iii) Borrow money and procure temporary, permanent, conventional, or other financing on such terms and conditions, at such rates of interest, and from such parties as the Board of Directors determines, and, in connection with such loans, if security is required for the loans, mortgage or grant a security interest, directly or through the Company's subsidiaries, in any portion of the Company's assets;

(iv) After giving notice to the Members, bring, defend, settle, compromise, or otherwise participate in any and all actions, proceedings, or investigations, whether at law, in equity, or before any governmental authority or agency, and whether brought against the Company or the Members, related to the business of the Company or the enforcement or protection of interests in or of the Company;

(v) Insure the Company's activities and property;

(vi) Enter into contracts or agreements, including, without limitation, as partner, joint venturer, shareholder, or otherwise, that the Board of Directors deems consistent with the Company's purpose, and pay from the Company's funds the consideration required under such contracts or agreements;

(vii) Pay out of the Company's funds all fees and expenses incurred in the organization and operation of the Company;

(viii) Perform all other acts customary to the acquisition and ownership of the Company's real estate;

(ix) Authorize the execution of all documents, instruments, and agreements reasonably deemed by the Board of Directors to be needed for the performance of its duties and the exercise of its powers under this Agreement, including those relating to obtaining tax incremental financing, if available;

(x) Appoint a registered agent or change the registered office pursuant to Section 1.2 above;

(xi) Retain attorneys, accountants, and other professionals in the course of performing the Board of Directors' duties;

(xii) Create and establish the rights and terms of additional classes of Units;

(xiii) Offer for sale to third parties Units and cause this Agreement to be amended to admit as Members the purchasers of such Units at the fair value of such Units as determined by the Board of Directors and on such other terms and conditions as the Board of Directors, in its sole and unrestricted discretion, deems appropriate;

(xiv) Cause the Company to merge, consolidate, or enter into a similar transaction with another Person on such terms and conditions as the Board of Directors, in its sole and unrestricted discretion, deems appropriate, subject to Section 6.5(b)(iii), below; and

(xv) Do all other acts as the Board of Directors, in its sole and unrestricted discretion, determines are necessary or advisable to carry out the business of the Company.

Section 6.2. Composition of the Board of Directors. The Directors of the Company shall be its Members until the first meeting of Members held after January 15, 2022 (the "Initial Directors"), at which time the number of Directors shall be changed to five (5), comprised of four (4) Directors elected by the Members holding a majority of the Proprietor Units represented at a meeting at which a quorum of the Proprietor Units are represented (the "Proprietor Directors") and one (1) Director elected by the Members holding a majority of the Proprietor and Association Units represented at a meeting at which a quorum of the Proprietor Units are represented and a quorum of the Association Units are represented (the "At Large Director"). Each Proprietor Directors must be a Member holding one or more Proprietary Units. The At Large Director need not be a Member. Except as otherwise provided in this Agreement, each Director shall be entitled to one vote on matters coming before the Board of Directors.

Section 6.3. Tenure of Directors.

(a) Initial Directors. Each Initial Director's term shall expire upon the election of Directors at the first meeting of Members held after January 15, 2022, or until his or her prior death, resignation or removal.

(b) Other Directors. At the first meeting of Members held after January 15, 2022, the At Large Director shall be elected to serve until the next annual meeting of the Members, two (2) Proprietor Directors shall be elected to serve until the second following annual meeting of Members and two (2) Proprietor Directors shall be elected to serve until the third following annual meeting of Members. At each annual meeting thereafter, Directors elected to replace those Directors whose terms expire at such meeting shall be elected to hold office until the third succeeding annual meeting. Each Director shall serve until his or her successor has been elected, or until his or her prior death, resignation or removal. Any Director or former Director may stand for re-election.

(c) Removal or Resignation. A Director, including an Initial Director, may be removed from office by affirmative vote of Members holding a majority of the outstanding Units entitled to vote for the election of such Director, taken at a meeting of Members called for that purpose. A Director who ceases to meet the eligibility criteria for serving as a Director shall be deemed to be removed from the Board effective as of the time at which the Director fails to satisfy any of the eligibility requirements set out in this Agreement, without any action by the Company, the Members or the Board of Directors. A Director

may resign at any time by notifying in writing the other members of the Board of Directors of his or her written resignation, effective no earlier than the tie of the delivery of the notice.

(d) Vacancies. A vacancy in the position of a Proprietor Director, including a vacancy created by an increase in the number of Proprietor Directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the Proprietor Directors then in office. Any vacancy in the position of At Large Director, including a vacancy created by an increase in the number of At Large Directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the Directors then in office. Provided, however, that in case of a vacancy created by the removal of a Director by vote of the Members, the Members entitled to remove the Director shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

Section 6.4. Board Meetings and Action Without Meeting

(a) Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Agreement immediately after the annual meeting of Members and any adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of Members which precedes it, or such other suitable place as may be announced at such meeting of Members. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Wisconsin, for the holding of additional regular meetings without other notice than such resolution.

(b) Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, a Vice President, the Secretary or any three Directors, one of whom must be a Proprietor Director. The person calling any special meeting may fix the time and place for holding such meeting. If no other place is specified, the place of meeting shall be the principal business office of the Company.

(c) Notice. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to this Section 6.4 shall be given to each Director (i) by written notice delivered personally, mailed or given by facsimile or electronic mail to such Director at his or her business address or at such other address as such Director shall have designated in writing filed with the Secretary, or (ii) by word of mouth or telephone personally to such Director, in each case not less than twenty-four (24) hours prior to the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by facsimile or email, such notice shall be deemed to be delivered when the delivery is confirmed or receipt is provided by the sender's transmission equipment.

(d) Waiver. Whenever any notice whatever is required to be given to any Director of the Company under this Agreement or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the Director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

(e) Quorum. Except as otherwise provided by law or this Agreement, a majority of the number of Directors set forth in Section 6.1 shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, provided, however, that at least one (1) of such Directors must be a Director elected by the Members holding Proprietor Units. A majority of the Directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

(f) Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a different number is required by law or by this Agreement.

(g) Conduct of Meetings. The President, and in his or her absence, a Vice President, and in their absence, any Director chosen by the Directors present, shall call meetings of the Board of Directors to order and shall act as chairman thereof. The Secretary of the Company shall act as secretary of all meetings of the Board of Directors, but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any Director or other person present to act as secretary of the meeting.

(h) Action Without Meeting. Any action required or permitted by this Agreement or any provision of law to be taken by the Board of Directors or any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors or members of such committee entitled to vote with respect to such action.

(i) Presumption of Assent. A Director of the Company who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he or she files a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or forwards such dissent by registered mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 6.5. Director Compensation. The Board of Directors, by affirmative vote of a majority of the Directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all Directors for services to the Company as Directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors shall also have authority to provide for or to delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments to Directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior or future services rendered by such Directors, officers and employees to the Company. All reasonable and customary out-of-pocket expenses incurred by a Director in connection with the Company's business shall be paid by the Company or be reimbursed to the Director by the Company.

Section 6.6. Board Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the number of Directors set forth in Section 6.1 may designate one or more other committees, each committee to consist of one or more Directors elected by the Board of Directors. The committees, if any, shall have and may exercise such powers as may be prescribed by the Board of Directors. The Board of Directors may elect one or more of its members as alternate members of any such committee who may take the place of any absent member or members at any meeting of such committee. Each such committee shall elect a presiding officer from its members, shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

Section 6.7. Officers.

(a) Number of Officers. The Board of Directors may fill the offices of president, vice-president, secretary, and treasurer. The Board of Directors may appoint such other Officers and assistant Officers as it deems necessary. If specifically authorized by the Board of Directors, an Officer may appoint one or more Officers or assistant Officers. The same individual may simultaneously hold more than one office in the Company.

(b) Appointment and Term of Office. The Officers of the Company shall be appointed by the Board of Directors for a term as determined by the Board of Directors. If no term is specified, they shall hold office until they are removed or they resign, or until their successor is appointed. The designation of a specified term does not grant to the Officer any contract rights, and the Board of Directors may remove the Officer at any time before the termination of the term. Removal of an Officer shall be without prejudice to the contract rights, if any, of the Person so removed.

(c) President. The president shall be the principal executive Officer of the Company and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Company. The president shall be considered the manager of the Company under the Act, provided the rights and responsibilities of President as manager shall be limited as expressly set forth in this Agreement. The president may sign certificates, deeds, mortgages, bonds, contracts, or other instruments that are necessary to be executed in the course of the Company's regular business or that the Board of Directors has authorized to be executed, except in cases in which the execution of such instruments shall be expressly delegated by the Board of Directors to some other Officer or agent of the Company, or shall be required by law to be otherwise executed. Except as otherwise provided by the Board of Directors, the president may authorize any vice-president or other Officer or agent of the Company to sign, execute, and acknowledge such documents or instruments in the president's place. The president, in general, shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

(d) Vice-Presidents. In the absence of the president or in the event of the president's death or inability or refusal to act, the vice-president, if one has been elected (or if there is more than one, the vice-presidents in the order designated by the Board of Directors, or in the absence of designation, then in the order of their appointment), shall perform the duties of the president, and when so acting, shall have all the powers of, and be subject to all the restrictions on, the president. Any vice-president shall perform such duties as from time to time may be assigned to that vice-president by the president or the Board of Directors.

(e) Secretary. The secretary shall: (i) keep the minutes of the proceedings of the Board of Directors in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of Section 6.3(d), above, and 6.7(d), below; (iii) be custodian of the Company records; (iv) when requested or required, authenticate any Company records; (v) keep a register of each Member's address; and (vi) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to the secretary by the president or the Board of Directors.

(f) Treasurer. The treasurer shall: (i) have charge and custody of and be responsible for all Company funds and securities; (ii) receive and give receipts for moneys due and payable to the Company from any source whatsoever, and deposit all such moneys in the Company's name in such bank, trust company, or other depository as shall be selected by the Board of Directors; and (iii) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to the treasurer by the president or the Board of Directors.

(g) Assistant Secretaries and Assistant Treasurers. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the Board of Directors.

6.8. Restrictions on Authority of the Board of Directors and Officers.

(a) Absolute Restrictions. The Board of Directors shall *not* have the authority to:

(i) Do any act in contravention of applicable law;

(ii) Possess Company property, or assign rights in specific Company property, for other than a purpose of the Company; or

(iii) Perform any act that would subject the Members to liability in any jurisdiction except as expressly provided in this Agreement and except for liability for any income taxes attributable to the business of the Company.

(b) Restrictions Without Consent. Without Majority Consent, the Board of Directors shall not have the authority to:

(i) Do any act in contravention of this Agreement or that would make it impossible to carry on the activities of the Company;

(ii) Sell, transfer, or otherwise dispose of all or substantially all the assets of the Company or its subsidiaries, whether in one or a series of related transactions;

(iii) Enter into a merger transaction involving the Company in which the Members do not hold a majority of the economic and voting interests of the surviving entity; or

(iv) Amend the Articles of Organization or amend or revoke this Agreement.

Section 6.9 Powers of Members. Except in any situation in which powers are exclusively reserved to the Members in nonwaivable provisions of the Act (in the sense that the arrangement may not be changed pursuant to an operating agreement of a limited liability company), or as expressly provided in this Agreement, the Members shall not have the power to manage or control the affairs of the Company or to bind or obligate the Company in any manner.

Section 6.10. Actions by Members. Any actions of the Members shall be taken in the manner set forth below, unless expressly provided otherwise in this Agreement:

(a) Manner of Acting. Except as otherwise provided in this Agreement, the consent of the Members to any act or failure to act may be given by Majority Consent at a meeting at which a quorum of Members (as defined in subsection (f) of this Section 6.10) participate in person or by telephone or other electronic means. Alternatively, the Members may act by unanimous written consent without the need for a meeting.

(b) Records. The Company shall keep written records of all actions taken by the Members.

(c) Meetings. Meetings of the Members may be called by the president, by any Director, or by Majority Consent. Meetings not held by electronic means shall be held at the Company's principal place of business or at such other place as may be designated by Majority Consent.

(d) Notice. No matter shall be voted upon at a meeting of Members unless at least five days' notice of the matter to be voted on is given or such notice is waived by any Member who is entitled to vote and who has not received notice. A Member shall be deemed to have waived notice of any matter acted upon at any meeting that the Member attends or in which the Member participates unless at the beginning of the meeting or promptly upon commencement of the Member's participation in the meeting the Member objects to the consideration of the matter because of lack of proper notice. No prior notice shall be required for any action taken by written consent of the Members.

(e) Record Date. For the purpose of determining the Members entitled to receive notice of any meeting of the Members, or the Members entitled to vote or take any other action, the Board of Directors may fix in advance a date as the record date. The record date shall not be more than 10 days before the date on which the particular action requiring such a determination of Members is to be taken. If no record date is so fixed by the Board of Directors, the record date shall be at the close of business on: (i) with respect to any meeting of Members, the day before the first notice is delivered to Members, and (ii) with respect to any action taken in writing without a meeting, the date the first Member signs the consent pursuant to which such action is taken.

(f) Quorum. At any meeting of the Members, Members holding sufficient Units to give Majority Consent to the action taken at any meeting, represented in person or by proxy, shall constitute a quorum of the Members at the meeting, provided that for the election of Directors, members holding a majority of the Units of each class entitled to vote for the election of such Directors, represented in person or by proxy, shall constitute a quorum. If a quorum is not present at any meeting, a majority of the Members present may adjourn the meeting from time to time without further notice. At any adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

(g) Voting. Each Proprietor and each Association Unit shall be entitled to one vote, except as otherwise provided herein with respect to the election of Directors. Supporter Units have no voting rights. Each Member holding Units entitled to vote shall vote all of the Units held by that Member in the same manner as to any given matter submitted for a vote.

(h) Proxies. At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by the Member's duly authorized attorney-in-fact. Proxies shall be filed with the president or secretary of the Company before or at the time of the meeting. No proxies shall be valid after six months from the date of execution, unless expressly provided otherwise in the proxy.

Section 6.11. Other Business Activities. The Directors and Officers shall devote to the Company such time as each individual deems necessary for the proper performance of the individual's duties under this Agreement, but Directors and Officers shall not be required to devote full time or any specific amount of time to the performance of those duties. Directors and Officers, as well as the Members and their respective officers, directors, shareholders, partners, and affiliates, may engage independently or with others in other business ventures of every nature and description, including without limitation business ventures that are competitive with the Company. Nothing in this Agreement shall be deemed to prohibit any Director or Officer, or the Members or their respective officers, directors, shareholders, partners, and affiliates, from dealing or otherwise engaging in business with Persons transacting business with the Company. Neither the Company, any Director or any officer, nor any Member shall have any right by virtue of this Agreement, or the relationship created by this Agreement, in or to such other ventures or activities, or to the income or proceeds derived from such other ventures or activities, and the pursuit of such ventures shall not be deemed wrongful or improper.

Section 6.12. Indemnification of Board of Directors, Officers, and Members.

(a) Liability of Board of Directors, Officers, and Members. No Director, Officer, or Member shall be liable to the Company for any loss or damage suffered by the Company on account of any action taken or omitted to be taken by the Person serving as a Director, Officer, or Member, that the Person in good faith believed to be in or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, that the Person had no reasonable cause to believe was unlawful. In addition, no Director, Officer, or Member shall be liable to the Company for any loss or damage suffered by the Company on account of any action taken or omitted to be taken in reliance upon advice of counsel for the Company or upon statements made or information furnished by Officers or employees of the Company that the Director, Officer, or Member had reasonable grounds to believe to be true. The foregoing shall not be exclusive of other rights and defenses to which the Director, Officer, or Member may be entitled as a matter of law.

(b) Successful Defense. The Company shall indemnify a Person serving as a Director, Officer, or Member to the extent the Person has been successful on the merits or otherwise in the defense of a claim, action, dispute, or issue such that the Person has no liability for all Expenses incurred in connection with the claim, action, dispute, or issue, if the Person was a party due to the Person's role as a Director, Officer, or Member. Indemnification under this subsection (b) shall be made within 10 days of receipt by the Company of a written demand for indemnification.

(c) Other Cases. In cases not included under subsection (b), above, the Company shall indemnify the Director, Officer, or Member against Liability and Expenses incurred by the Person in connection with a claim, action, dispute, or issue, if the Person was a party due to the Person's role as a Director, Officer, or Member, unless it shall have been concluded that the Person breached or failed to perform a duty owed to the Company (using the procedure set out in Section 6.12(d), below), which breach or failure constitutes:

(i) A willful failure to deal fairly with the Company in connection with a matter in which the person has a material conflict of interest;

(ii) A violation of criminal law, unless the Person had reasonable cause to believe the Person's conduct was lawful or no reasonable cause to believe the conduct was unlawful;

(iii) A transaction from which the Person derived an improper personal profit; or

(iv) Willful misconduct.

Indemnification required under this subsection (c) shall be made upon the last to occur of (i) 30 days from the Company's receipt of a written demand for indemnification or (ii) the determination set forth in Section 6.12(d), below.

(d) Means of Determining Whether Indemnification Is Required. Unless otherwise provided by a written agreement between the Director, Officer, or Member seeking indemnification and the Company, the right to indemnification under Section 6.12(c), above, shall be determined by the Board of Directors. Any Director seeking indemnification shall not be entitled to vote on this matter unless all Directors are seeking indemnification, in which event the Members shall decide the right to indemnification by Majority Consent. If the Board of Directors determines that a Director, Officer, or Member seeking indemnification under Section 6.12(c), above, is not entitled to indemnification, and the Director, Officer, or Member does not agree with the determination, the matter shall be determined by arbitration pursuant to Section 11.7, below.

(e) Effect of Termination of Proceeding. The termination of a claim, action, dispute, or issue by judgment, order, settlement, or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification of the Director, Officer, or Member is not required under this Section 6.12

(f) Request for Indemnification and Assignment of Claims Required. To seek indemnification, the Director, Officer, or Member shall make a written request to the Company. As a further precondition to any right to receive indemnification, the writing shall contain a declaration that the Company shall have the right to exercise all rights and remedies available to the Director, Officer, or Member against any other Person, arising out of, or related to, the claim, action, dispute, or issue that resulted in the Liability and Expenses for which the Director, Officer, or Member seeks indemnification, and that the Director, Officer, or Member is deemed to have assigned to the Company all such rights and remedies.

(g) Allowance of Expenses as Incurred. Upon written request by the Director, Officer, or Member, the Company shall pay or reimburse the Person's reasonable expenses incurred as a party to a claim, action, dispute, or issue if the Person provides the Company with all of the following:

(i) A written affirmation of the Person's good-faith belief that the Person has not breached or failed to perform the Person's duties to the Company; and

(ii) A written undertaking, executed personally or on the Person's behalf, to repay the allowance without interest to the extent that it is ultimately determined in accordance with Section 6.12(d), above, that indemnification under this Section 6.12 is prohibited.

The undertaking under this subsection (g) shall be accepted without reference to the Person's ability to repay the allowance. The undertaking shall be unsecured.

(h) Insurance. The Company may purchase and maintain insurance on behalf of any Person who is a Director, Officer, or Member against any Liability asserted against or incurred by the Person in any such capacity or arising out of the Person's status as such, regardless of whether the Company is required or authorized to indemnify or allow Expenses to the Person under this Section 6.11.

(i) Severability. If this Section 6.12 or any portion of this Section 6.12 is invalidated on any ground by any court of competent jurisdiction, the Company shall indemnify the Director, Officer, or Member as to Liabilities and Expenses, paid in settlement with respect to any claim, action, dispute, or issue to the full extent permitted by any applicable portion of this Section 6.12 that is not invalidated or by applicable law.

(j) Continuation of Indemnification. The indemnification provided by this Section 6.12 shall be the exclusive indemnification available from the Company to its Directors, Officers, and Members, and shall continue as to a Person who has ceased to be a Director, Officer, or Member, and shall inure to the benefit of the heirs, successors, executors, and administrators of any such Person.

ARTICLE VII
Transfer of Units

Section 7.1. General Restrictions on Transfers. Except in accordance with the terms of this Agreement and subject to Article VIII of this Agreement, no Member may transfer all or any portion of the

Member's Units without the consent of the Board of Directors. Any Transfer, attempted Transfer, or purported Transfer in violation of this Agreement's terms and conditions shall be null and void.

Section 7.2. Permitted Transfers. A Member may transfer all or any portion of the Member's Units to a Permitted Transferee, provided the applicable provisions of this Section 7.2 are complied with before the Transfer becomes effective. At that time, the Permitted Transferee will become a Member of the Company.

(a) Signature. The Permitted Transferee must sign a counterpart to this Agreement, agreeing for the other Members' benefit to be bound by this Agreement to the same extent as if the Permitted Transferee had been an original party to the Agreement as a Member. The spouse of the Permitted Transferee must sign a spousal consent and acknowledgment if requested by the Company.

(b) Approval. The Company must approve of the trustee, if the Transfer is to a trust, in writing before the Transfer.

(c) Document. The Permitted Transferee must take all actions and execute all instruments required by the Company in order for the Transfer to comply with any applicable federal or state laws and regulations relating to the Transfer of Units or with this Agreement.

Section 7.3. Request for Consent to Transfer.

(a) Notice of Proposed Transfer. Except in the case of a Transfer to a Permitted Transferee pursuant to Section 7.2, above, or an Involuntary Transfer subject to Section 7.4, below, a Member must send a Notice of Proposed Transfer to the Company, the Board of Directors must expressly approve the proposed Transfer, and the other applicable provisions of this Section 7.3 must be complied with, before a Transfer will be effective. The Notice of Proposed Transfer shall contain (i) the Units proposed to be Transferred, (ii) the identity of the Transferee, (iii) the terms upon which the Transfer is proposed to be made, and (iv) the date of the proposed Transfer.

(b) Action on Proposed Transfer. A Transferor may not transfer the Transferor's Units pursuant to the terms of a Notice of Proposed Transfer, unless the Board of Directors by the affirmative vote of a majority of the Proprietor Directors present at a meeting at which a quorum is present approves the Proposed Transfer. The Board of Directors shall make reasonable efforts to meet to deliberate and vote on the Proposed Transfer, but the Board of Directors' failure to do so shall not constitute approval of a Proposed Transfer. The Company shall notify the Member in writing whether the proposed Transfer has been approved or rejected.

(c) Transfer to Third Party. If the Board of Directors has approved the proposed Transfer of the Units pursuant to Section 7.3(b), above, the Transferor may transfer all (but not less than all) of the Transferor's Units described in the Notice of Proposed Transfer, at which time the Transfer will be effective and the Transferee will become a Member, provided the following terms and conditions have been satisfied:

(i) The Transferor may transfer all (but not less than all) the Units identified in the Notice of Transfer to the third party designated in the Notice of Transfer at the same price and on the same terms of payment specified in the Notice of Transfer, provided that the Transfer is made within 120 days after the date of the Notice of Transfer.

(ii) The Transferee must, as part of the closing of the Transfer, sign a counterpart to this Agreement agreeing for the benefit of the other Members to be bound by this Agreement to the same extent

as if the Transferee had been an original party to this Agreement, including the restrictions on the transfer of Units set out in this Agreement.

(iii) The Transferee must, as part of the closing of the Transfer, take all actions and execute all instruments required by the Company in order for the Transfer to comply with any applicable federal or state laws and regulations relating to the Transfer of a Unit or with this Agreement.

(d) Ongoing Transfer Restrictions. Whether or not a proposed Transfer is approved or occurs, the Units described in the Notice of Proposed Transfer shall continue to be subject to all of the restriction on Transfer set out in this Agreement.

Section 7.4. Involuntary Transfer. An Involuntary Transfer to a Person other than the Company or another Member will be effective only after the applicable provisions of this Section 7.4 have been complied with. The creditor, receiver, trust or trustee, estate, beneficiary, or other Person to whom Units are transferred by Involuntary Transfer (the "Involuntary Transferee") will have only the rights provided in this Section 7.4. *Involuntary Transfer* means any Transfer of Units by operation of law or in any proceeding, including a Transfer resulting from the dissociation of a Member, by or in which a Member would, but for the provisions of this Section 7.4, be involuntarily deprived of any interest in or to the Member's Units, including, without limitation, (a) a Transfer on death (other than to a Permitted Transferee) or bankruptcy, (b) any foreclosure of a security interest in the Units, (c) any seizure under levy of attachment or execution, or (d) any Transfer to a state or to a public office or agency pursuant to any statute pertaining to escheat, abandoned property, or forfeiture.

(a) Notice to Company. The Transferor and the Involuntary Transferee shall each immediately deliver a written notice to the Company describing the event giving rise to the Involuntary Transfer; the date on which the event occurred; the reason or reasons for the Involuntary Transfer; the name, address, and capacity of the Involuntary Transferee; and the Units involved (a "Notice of Involuntary Transfer").

(b) Effect of Involuntary Transfer. Upon the receipt of the Notice of Involuntary Transfer, the Involuntary Transferee shall have the rights of an assignee of the Transferor's Units as set out the Act. Unless and until the Involuntary Transferee is admitted as a member by the Board of Directors, the Units held by the Involuntary Transferee shall have no voting rights such that the determination of Majority Consent shall be made by excluding the Units held by the Involuntary Transferee for all purposes.

Section 7.5. Marital or Community Property and Divorce.

(a) Marital or Community Property Rights. For purposes of this Agreement, any reference to Units shall include all interests in the Units now or hereafter acquired by the spouse of a Member or the spouse of a Transferee as a result of (1) community or marital property laws including community or marital property, deferred marital property, or augmented marital property, or (2) a property division or other award or Transfer upon dissolution of marriage. The creation of an interest in Units by operation of any applicable community or marital property law shall not be deemed a Transfer so long as the Units in which an interest is created continue to satisfy the following two conditions:

(i) The Units are registered in the name of the Member or Transferee; and

(ii) The Units are controlled by the Member or Transferee.

(b) Involuntary Transfer. If the conditions set forth in either Section 7.5(a)(i) or Section 7.5(a)(ii), above, cease to be satisfied for any reason (including without limitation the death of the spouse

of a Member or the spouse of a Transferee or the dissolution of the marriage), the resulting Transfer shall be considered an Involuntary Transfer subject to the provisions of Section 7.4, above.

(c) Member to Vote. Each Member shall vote with respect to all matters that come before the Members until the Transfer, if any, of the Units to the Member's spouse pursuant to Section 7.5(b), above. By signing a spousal consent and acknowledgment, if a spouse is married to a Member at the time that Member becomes a Member, or by becoming the spouse of a Member, the spouse, without further act or deed, grants to the Member an irrevocable and absolute proxy and power of attorney (the proxy and power being coupled with an interest) to (i) take such actions on the spouse's behalf without any further deed than the taking of the action by the Member with respect to the Units otherwise held by the Member, and (ii) sign any document evidencing the action for or on behalf of the spouse relating to the Units.

Section 7.6. Specific Performance. The parties declare that it may be impossible to measure in money the damages that will accrue to any party by reason of a failure to perform any of the obligations under this Article VII, and the parties agree that this Article VII shall be specifically enforced. Therefore, if any Member or Transferee institutes any action or proceeding to enforce the provisions of this Article VII, any Person, including the Company, against whom the action or proceeding is brought waives the claim or defense that the party has or may have an adequate remedy at law. The Person shall not urge in any such action or proceeding the claim or defense that a remedy at law exists, and the Person shall consent to the remedy of specific performance of this Agreement.

Section 7.7. Call Option for Supporter Units. Each Supporter Unit shall be subject to redemption by the Company at any time after seven (7) years after the date of the Unit's issuance (the "Company's Call Option"). The exercise price of the Company's Call Option shall be two (2) times the issuance price for the Supporter Unit being called for redemption. The Company may retire or re-issue each Supporter Unit redeemed on such terms as are established by the Board of Directors. The Company may exercise the Company Call Option as to any outstanding Supporter Unit by written notice delivered to the record holder of such Unit, which notice shall state the exercise price and the date of redemption which shall be no less than thirty (30) days after the date of issuance of the redemption notice. Supporter Units redeemed under the Company's Call Option shall be deemed redeemed, and holders of those Supporter Units shall have no rights with respect to those Units, upon the Company's tender of full payment of the redemption price to the holder of record of the Supporter Units called for redemption.

ARTICLE VIII
Absolute Restrictions on Transfers

No Transfer of any Units may be made if, in the opinion of the Company's legal counsel, the Transfer or assignment will violate any applicable federal or state securities laws. Before making any Transfer of any Units, the Transferor must notify the Company in writing, and the president shall, if the president believes there is a material risk of violating this Article VIII, obtain an opinion from the Company's legal counsel confirming whether the proposed Transfer will cause such a violation of securities laws. Legal fees shall be the Transferor's responsibility.

ARTICLE IX
Dissociation, Dissolution, and Liquidation

Section 9.1. Effect of Dissociation. The dissociation of a Member pursuant to Section 183.0802 of the Act will not entitle a Member to a distribution in redemption of the member's Units. An event of dissociation or resignation under the Act will be treated as an Involuntary Transfer pursuant to Section 7.4 of this Agreement.

Section 9.2. Events Causing Dissolution. The Company shall be dissolved upon (a) the approval of the dissolution by the Board of Directors and the Members by Majority Consent, or (b) the entry of a decree of judicial dissolution pursuant to the Act. The Company shall not be dissolved upon the occurrence of any other event, including the dissociation of a Member under the Act.

Section 9.3. Filing and Notice. Upon dissolution of the Company under Section 9.2, above, the president or the Liquidating Trustee (as set forth in Section 9.5(a), below) shall promptly, upon appointment, execute and file on the Company's behalf Articles of Dissolution as provided in the Act. The president or the Liquidating Trustee shall also notify the Company's known claimants as provided in the Act and publish a notice of the Company's dissolution as provided in the Act, except as otherwise determined by the Board of Directors.

Section 9.4. Termination. Dissolution of the Company shall be effective on the date on which the event under Section 9.2, above, occurs, but the Company shall not terminate until Articles of Dissolution have been duly filed under the Act, the Company's affairs have been wound up, and the Company's assets have been distributed as provided in Section 9.5, below. Notwithstanding the dissolution of the Company the business of the Company and the affairs of its Members, as such, shall continue to be governed by this Agreement until the liquidation and termination of the Company.

Section 9.5. Distribution of Assets Upon Termination.

(a) Upon the dissolution of the Company pursuant to Section 9.2, above, the president (or if there is no president or the president refuses to serve, a person approved by the Board of Directors as the liquidating trustee of the Company (the "Liquidating Trustee")) shall proceed diligently to wind up the Company's affairs and distribute its assets in accordance with the provisions of Section 9.5(d), below.

(b) All salable assets of the Company may be sold in connection with any dissolution at public or private sale or at such price and upon such terms as the president or the Liquidating Trustee, as the case may be, may deem advisable. A Member or any entity in which a Member is in any way interested may purchase assets at the sale. The president or the Liquidating Trustee, as the case may be, in that Person's sole and absolute discretion, may in accordance with Section 9.5(d), below, distribute the Company's assets in kind based on their Asset Value.

(c) The Company's Profits and Losses shall be determined as of the end of the period of winding up in accordance with the provisions of this Agreement and shall be credited or charged to the Members' respective Capital Accounts.

(d) Upon the dissolution and winding up of the Company, the Company's assets shall be distributed in the following order of priority to the extent available:

(i) *First*, to creditors of the Company in satisfaction of any debts and liabilities of the Company (except for any loans made by Members), whether by payment or by the establishment of any reserve that the president or the Liquidating Trustee deems, in that Person's sole discretion, necessary (with the balance remaining in any such reserve, after the expiration of such period of time as the president or the Liquidating Trustee, as the case may be, deems advisable, and after payment of any such liabilities and obligations, to be distributed in the manner set forth in this Section 9.5(d));

(ii) *Second*, to the Members who have made loans to the Company, on a pro rata basis (in accordance with the amount of loan principal then outstanding), until each shall have received the outstanding principal of, and accrued and unpaid interest on, those loans; and

(iii) *Third*, to the Members, in accordance with Section 4.2, above.

All distributions pursuant to this Section 9.5(d) shall be made no later than the latter of (i) the end of the Fiscal Year during which the liquidation of the Company occurs or (ii) 90 days after the date of that liquidation.

Section 9.6. Limitation on Liability. Each Member shall look solely to the Company's assets for all distributions from the Company and the return of the Member's Capital Contribution to the Company and shall have no recourse (upon dissolution or otherwise) against any Director, Officer, or Member, or any of their respective affiliates.

ARTICLE X
Books and Records

Section 10.1. Books and Records. The Company's books and records shall be maintained at the Company's principal office or at any other place designated by the Board of Directors. The Company records described in Section 10.3, below, shall be available for inspection and copying by any Member or any Member's duly authorized representative(s), at the Member's own expense, during normal business hours.

Section 10.2. Company Funds. The Company's funds may be deposited in such banking institutions as the Board of Directors determines, and withdrawals shall be made only in the regular course of the Company's business on such signature or signatures as the Board of Directors determines. All deposits and other funds not needed in the operation of the business may be invested in certificates of deposit, short-term money market instruments, money market funds, government securities, or similar investments as the Board of Directors determines.

Section 10.3. Availability of Information. The Company shall keep at its principal office and place of business, and each Member only shall have the right to inspect and copy, all of the following: (a) a current list of the full name and last-known business address of each Member or Director or former Member or Director set forth in alphabetical order, the date on which each Member or Director or former Member or Director became a Member or Director, and, if applicable, the date on which any former Member or Director ceased to be a Member or Director; (b) a copy of the Articles of Organization and all amendments to the Articles; (c) copies of the Company's federal, state, and local income tax returns and financial statements, if any, for its four most recent years; and (d) copies of this Agreement and any effective written amendments to this Agreement.

Section 10.4. Tax Returns. The Board of Directors shall cause to be prepared and shall file on or before the due date (or any extension of the due date) any federal, state, or local tax returns required to be filed by the Company. The Board of Directors shall cause the Company to pay any taxes payable by the Company out of Company funds. The president shall serve as the Company's "Partnership Representative" as defined for purposes of the Code, and shall exercise all of the powers and authority conferred upon a Partnership Representative under the Code.

Section 10.5. Reports. Within 75 days after the end of each Fiscal Year, the Board of Directors shall send to each Person who was a Member at any time during the Fiscal Year then ended (a) a balance sheet as of the end of the Fiscal Year, (b) statements of income, Members' equity, changes in financial position, and a cash flow statement for the Fiscal Year then ended, and (c) such tax information as is necessary or appropriate for the preparation by the Members of their individual federal and state income tax returns.

ARTICLE XI
Miscellaneous

Section 11.1. Amendments to Agreement. Except as otherwise expressly provided in this Agreement, no amendment or modification of this Agreement shall be valid unless made in writing and approved by Majority Consent.

Section 11.2. Appointment of President as Attorney-in-Fact. The Members appoint the president as their true and lawful attorney-in-fact with full authority in their name to execute, deliver, file, and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including but not limited to all certificates and other instruments (including counterparts of this Agreement), and any amendment of this Agreement, that the president deems appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company conducts business or in which such qualification or continuation is, in the president's opinion, necessary to protect the Members' limited liability.

Section 11.3. Integration. This Agreement supersedes all prior oral or written agreements or understandings between the parties to this Agreement regarding the subject matter of this Agreement.

Section 11.4. Binding Provisions. The agreements and covenants contained in this Agreement inure solely to the benefit of the parties to this Agreement. The agreements and covenants contained in this Agreement shall be binding on the heirs, executors, administrators, personal representatives, successors, and assigns of the respective parties to this Agreement.

Section 11.5. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without giving effect to the principles of conflicts of laws.

Section 11.6. Separability of Provisions. Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions of this Agreement are determined to be invalid or contrary to any existing or future law, the invalidity shall not affect or impair the operation of those portions of this Agreement that are valid.

Section 11.7. Dispute Resolution.

(a) Disputes. Any dispute arising with respect to this Agreement, its making or validity, its interpretation, or its breach shall be settled by arbitration by a single arbitrator mutually agreed to by the disputing parties pursuant to the then obtaining rules of the American Arbitration Association. Venue for any dispute shall be Sitka, Wisconsin, unless the parties agree otherwise. Such arbitration shall be the sole and exclusive remedy for such disputes except as otherwise provided in this Agreement. Any award rendered shall be final and conclusive upon the parties, and a judgment may be entered in any court having jurisdiction.

(b) Costs. In any proceeding with respect to any dispute arising under or to collect any benefits due under this Agreement, the prevailing party in the proceeding shall be entitled to recover the costs of the proceeding and reasonable attorney fees from the other party. If the Company is the prevailing party, the Company may offset any amounts owed by the Company to the Person (including distributions pursuant to Article IV of this Agreement) by amounts that Person owes to the Company by reason of this Section 11.7(b).

Section 11.8. Notice. Any notice required or permitted to be given pursuant to this Agreement shall be valid only if in writing and shall be deemed to have been duly given (a) when personally delivered, (b) when transmitted by fax if confirmation of receipt is printed out on the sending fax machine, (c) three days after being mailed by certified mail, postage prepaid, or (d) if given by any other means, including electronic mail, when delivered with confirmation by the recipient, addressed to the Person receiving notice at the address contained in the Company's records, unless that Person otherwise notifies the Company in accordance with this Section 11.8 of a change of address.

Section 11.9. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. A facsimile or portable document format (.pdf) copy of the signature of a party to this Agreement on any such counterpart shall be fully effective as if an original signature.

Section 11.10. Role of Counsel Representing Company. This Agreement has been drafted by Bell, Moore & Richter, S.C., Madison, Wisconsin, as counsel for Nicolaas Mink. Each other Member acknowledges and agrees that:

(a) Bell, Moore & Richter, S.C. has not represented the Member in any way in connection with this Agreement;

(b) A conflict may exist between a Member's interest and the interests of the Company and the other Members;

(c) Each Member has been advised by Bell, Moore & Richter, S.C. that this Agreement can have material income tax consequences for a Member, but that Bell, Moore & Richter, S.C. has not rendered tax advice to the Member; and

(d) Each Member has been advised to seek advice of independent legal counsel and has had the opportunity to do so.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.

______________________________ Dr. Nicolaas Mink, Member	Address: ______________________________
______________________________ Scott Forester, Member	Address: ______________________________
______________________________ Neil Prendergast, Member	Address: ______________________________
______________________________ Caleb France, Member	Address: ______________________________
______________________________ David Rodriguez, Member	Address: ______________________________

Acknowledgment

I acknowledge that Exhibit C is a correct copy of the Articles of Organization filed by me with the Wisconsin Department of Financial Institutions to organize the Company.

William C. Williams
William C. Williams, Organizer

EXHIBIT A
DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set forth below and any derivatives of the terms shall have correlative meanings:

Act has the meaning set forth in the Recital of this Agreement.

Agreement means this operating agreement of the Company.

Asset Value means as of any date, with respect to any asset, the asset's adjusted basis for federal income tax purposes as of such date, except as follows:

(1) The initial Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of the asset, as reasonably determined by the Board of Directors;

(2) The Asset Values of all assets of the Company may be adjusted to equal their respective gross fair market values, as reasonably determined by the Board of Directors, as of the following times: (a) the acquisition of additional Units by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of the Company's property as consideration for Units if the Board of Directors reasonably determines that the adjustment is necessary or appropriate to reflect the relative economic interests of the Members; (c) the liquidation of the Company within the meaning of section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; and (d) in connection with the grant of Units representing an interest in the Company (other than a *de minimis* interest) as consideration for services to or for the benefit of the Company by an existing Member acting in its capacity as a Member or in anticipation of being a Member.

(3) The Asset Value of any Company asset distributed to any Member shall be the gross fair market value of the asset on the date of distribution reasonably determined by the Board of Directors;

(4) The Asset Value of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of the assets pursuant to section 734(b) or section 743(b) of the Code, but only to the extent required by section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations; provided, however, that Asset Values shall not be adjusted pursuant to this clause (4) to the extent the Board of Directors reasonably determines that an adjustment pursuant to clause (2), above, is necessary or appropriate in connection with a transaction that otherwise would result in an adjustment pursuant to this clause (4); and

(5) If the Asset Value of an asset has been determined or adjusted pursuant to clause (1), (2), or (4), above, the Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to that asset for purposes of computing Profits and Losses.

Board of Directors means the persons elected as Directors of the Company pursuant to Section 6.2 of this Agreement.

Capital Contribution means the gross amount of Asset Value contributed to the Company by any Member with respect to its Percentage Interest as reflected on Exhibit B of the Agreement and the Asset Value of any additional Capital Contributions made by any Member.

Cash Available for Distribution means Cash Flow less Tax Distributions.

Cash Flow means cash funds provided from the operation of the Company's business, without deduction for depreciation, but after deducting cash funds used to pay all other expenses, debt payments, capital improvements and replacements, and amounts set aside for the restoration or creation of reserves by the Board of Directors.

Code means the Internal Revenue Code of 1986, as amended (or any corresponding provisions of succeeding law).

Company means Paoli Cheese Factory Association LLC.

Depreciation means, for each Fiscal Period of the Company, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset of the Company for such Fiscal Period under the Code, except that if the Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Period, Depreciation shall be an amount that bears the same ratio to such beginning Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Period is zero, Depreciation shall be determined with reference to such beginning Asset Value using any reasonable method consistent with the purpose and intent hereof.

Director means a member of the Board of Directors.

Expenses means fees, costs, charges, disbursements, reasonable attorney fees, and any other reasonable expenses incurred in connection with a proceeding giving rise to a request for indemnification.

Fiscal Period means a portion of a Fiscal Year.

Fiscal Year means any 12-month period selected by the Company from time to time as its fiscal year, provided that in the year of the formation, sale, or liquidation of the Company, a Fiscal Year may be less than a 12-month period.

Involuntary Transfer and *Involuntary Transferee* shall have the meanings set forth in Section 7.4 of this Agreement.

Liability means the obligation to pay any judgment, settlement, penalty, assessment, forfeiture, or fine whatsoever, including any excise tax assessed with respect to an employee benefit plan.

Majority Consent means the consent, determined in accordance with Section 6.9 of this Agreement, of holders of more than 50% of the Units at the time of the consent, unless otherwise expressly provided in the Agreement; provided, however, that for purposes of consenting pursuant to Article VII of this Agreement, *Majority Consent* means the consent of the holders of a majority of the Units at the time of the consent, excluding the Units that are being transferred, and provided, further, that the Units of Involuntary Transferees who have not been admitted as Members to the Company shall be excluded for all purposes in determining Majority Consent.

Member means any Person listed in the preamble to this Agreement until such time as the Person is no longer a Member in accordance with this Agreement and any additional Person who is admitted as a Member to the Company in accordance with this Agreement.

Notice of Proposed Transfer shall have the meaning set forth in Section 7.3(a) of this Agreement.

Officer means a Person appointed as an officer pursuant to Section 6.7 of this Agreement.

Permitted Transferee means: (1) in the case of a Member that is an entity, the owners of the Member; (2) the spouse or the issue of a Member or of any individual identified in subsection (1), above; (3) another Member; (4) a trust created for the benefit of a Member and/or any Persons identified in subsections (1)–(3), above; (5) an entity controlled by, controlling, or under common control with a Member or any Persons identified in subsections (2), (3), and (4), above; or (6) the Company.

Person means an individual, a general partnership, a limited partnership, a domestic or foreign limited liability company, a trust, an estate, an association, a corporation, or any other legal or commercial entity.

Profits and *Losses* mean, for each Fiscal Period, an amount equal to the Company's taxable income and loss for the Fiscal Period, determined in accordance with section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to section 703(a)(1) of the Code shall be included in taxable income and loss), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to the taxable income or loss;

(2) Any expenditures of the Company described in section 705(a)(2)(B) of the Code or treated as section 705(a)(2)(B) expenditures described in section 1.704-1(b)(2)(iv)(*i*) of the Treasury Regulations, and not otherwise taken into account in computing Profits and Losses pursuant to this definition, shall be subtracted from the taxable income or loss;

(3) If the Asset Value of any Company asset is adjusted pursuant to the definition of Asset Value, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits and Losses;

(4) Gain or loss resulting from any disposition of any property by the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value of the property disposed of, notwithstanding that the property's adjusted tax basis differs from its Asset Value;

(5) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing the taxable income or loss, there shall be taken into account Depreciation for the Fiscal Year or other period; and

(6) Notwithstanding any other provisions of this definition, any items specially allocated pursuant to Sections 5.2 and 5.4(d) of the Agreement shall not be taken into account in computing Profits or Losses.

The amounts of the items of income, gain, loss, and deduction available to be specially allocated pursuant to Sections 5.2 and 5.4(d) of the Agreement shall be determined by applying rules analogous to those set forth in this definition as appropriate.

Tax Distribution means the amount distributed to Members pursuant to Section 4.1(a) and (b) of this Agreement.

Tax Distribution Dates means, except as provided in Section 4.1(b) of this Agreement, January 15, April 15, June 15, and September 15 of each Fiscal Year commencing with January 15, 2015.

Tax Rate means the sum of (i) the highest combined marginal income tax rate for federal and Illinois purposes for the Fiscal Period at issue applicable to individuals, assuming in determining the tax rate that state taxes are deductible for federal purposes, subject to the maximum applicability of the phaseout of itemized deductions contained in section 68 of the Code, and (ii) the federal net investment income tax in effect under Section 1411 of the Code. In determining the Tax Rate, a separate Tax Rate shall be determined for ordinary income and long-term capital gains, respectively, if the Company has both types of income.

Transfer means to sell, assign, give, bequeath, pledge, or otherwise encumber, divest, dispose of, or transfer ownership or control of all of, any part of, or any interest in a Unit to any Person, whether voluntarily or by operation of law, whether *inter vivos* or upon death.

Transferee means any Person who proposes to acquire any or all of a Transferor's Units, or a Person acquiring Units pursuant to the provisions of Article VII of this Agreement.

Transferor means a Member who proposes to transfer any or all of the Member's Units pursuant to the provisions of Article VII of this Agreement.

Treasury Regulations or *Regulations* means the regulations adopted from time to time by the Department of the Treasury under the Code, and any references to *partners* or *partnership* in the Regulations shall refer, as appropriate, to Members and the Company, respectively.

Unit means an interest in the Company received in exchange for a Capital Contribution of, such amount as is determined by the Board of Directors.